Room 4561

March 16, 2006

Mr. Leonard M. Fertig
Chief Executive Officer
Futuremedia Public Limited Company
Nile House, Nile Street
Brighton, East Sussex BN1 1HW
England

Re: **Futuremedia Public Limited Company**
        Amendment No. 1 to Registration Statement on Form F-3 filed March 2, 2006
        File No. 333-131314

Dear Mr. Fertig:

        We have reviewed your filing and responses to the comments of our letter dated February 23, 2006 and have the following additional comments.

Amendment No. 1 to Registration Statement on Form F-3

1.   We note your response to comment 2 of our letter dated February 23, 2006 that the first tranche of the December 2005 financing has been completed. We reissue our comment. Your response does not address whether the December 2005 financing consisting of two tranches is complete in light of the fact that the second tranche of your December 2005 financing does not appear completed. As the securities purchase agreement provides for the two separate tranches of financing from Cornell Capital, it appears that the two tranches should be integrated in determining whether a completed private placement exists for purposes of Rule 152 under the Securities Act and your subsequent registration of shares related to such private placement. Accordingly, it does not appear that Rule 152 is available for your December 2005 financing as the second tranche has not been completed. Please provide us your detailed analysis as to why you believe your December 2005 financing was complete prior to the filing of your registration statement or, in the alternative, why the two tranches of financing contemplated in your securities purchase agreement should not be integrated for purposes of Rule 152. Please see interpretation 3S of the Securities Act Section portion of the March 1999 supplement to our manual of publicly available telephone interpretations for additional guidance. Otherwise, please disclose the possible consequences of having registered for resale shares obtained from a private placement that has yet to be completed.

The Offering, page 15

2.   Please provide a materially complete discussion of your second tranche including the material terms and conditions of such second tranche. In particular, we note that the proceeds of the second tranche is specifically to be used for the financing of your acquisition of Executive Business Channel Limited.

Description of Securities

Convertible Note and Warrant Registration, page 22

3.   Please clarify your last sentence in your discussion to express the fact that the 18,346,520 ADSs being registered in respect of the Note is currently far in excess of the ADSs issuable upon conversion of the Note at current market prices. For example, at $.20 per share on March 10, 2006, the $2,500,000 principal amount of the Note would be convertible into 12,500,000 ADSs.

                        *   *   *   *

        As appropriate, please amend your registration statement, as necessary, in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

                                                Sincerely,

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via Facsimile
        Mark A. Dorff, Esq.
        Brown Rudnick Berlack Israels LLP
        Facsimile: + 44 20 7851 6100

        Daniel Gusenoff, Esq.
        Brown Rudnick Berlack Israels LLP
        Facsimile: (617) 856-8201